January 20, 2006

Mail Stop 4561

Mr. Thomas C. Staples
Chief Financial Officer
Winthrop Residential Associates I, a Limited Partnership
7 Bulfinch Place
Suite 500
P.O. Box 9507
Boston, MA 02114-9507

Re: Winthrop Residential Associates I, a Limited Partnership
  Form 10-KSB and 10-KSB/A for the year ended December 31, 2004
  Filed March 31, 2005 and 11/29/05
    File No. 000-10272

Dear Mr. Staples:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief

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